

June 5, 2020

Cielo Hernandez
Senior Vice President & Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ 08037

> **Re: South Jersey Industries, Inc.**
>   **File No. 001-06364**
>   **South Jersey Gas Company**
>   **File No. 000-22211**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed February 27, 2020**

Dear Ms. Hernandez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
SJI Utilities
SJG Utility Operations, page 41

1.   We note your presentation of the non-GAAP measure utility margin for your South Jersey Gas Co. ("SJG") and Elizabethtown Gas Company ("ETG") utility operations. Please present reconciliations for these non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin

that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

Financial Statements
Notes to Consolidated Financial Statements
19. Revenues, page 154

2.   Please disclose the amount of revenue arising from alternative revenue programs. Refer to ASC 980-605-45-1. Please also disclose whether you meet all three of the recognition criteria within 980-605-25-4 and disclose the methodology used to calculate revenues from alternative revenue programs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong, Kim, Staff Accountant, at 202-551-3323 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation